

Filed pursuant to Rule 497(a)
File No. 333-205154
Rule 482ad

Alcentra Capital Corporation

Alcentra Capital InterNotes®
6.50% Notes due 2021 (the "Notes")

Supplement No. 1, dated February 1, 2016
to
Preliminary Prospectus Supplement, dated January 25, 2016

This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of Alcentra Capital Corporation (the "Company"), dated December 21, 2015, as supplemented by the preliminary prospectus supplement, dated January 25, 2016.

Recent Developments

On January 4, 2016, Health Fusion was acquired by a third party and, in connection with the acquisition, repaid our $5.9 million 1st lien investment in full, resulting in a realized gain of approximately $1.8 million.

On January 15, 2016, A2Z Wireless was acquired by a third party and, in connection with the acquisition, repaid approximately $9.8 million of the debt owed to us pursuant to our 1st lien investment, which bore interest at a rate of 12% per annum, and paid a pre-payment premium of $507,207. Subsequently, we funded a $11.2 million investment in A2Z Wireless (10.00% first lien) and committed to fund up to an additional $3.8 million.

On January 19, 2016, DRC Emergency Services, LLC ("DRC") was sold to a third-party. Total proceeds from the disposition, including a related tax benefit, were approximately $2 million. We had previously disclosed various matters relating to DRC, including a since-lifted suspension against DRC from doing federal government contracting work as well as litigation filed against DRC and the Company by Cahaba Disaster Recovery, LLC ("Cahaba") alleging that DRC failed to make certain payments due to Cahaba in connection with its provision of certain sub-contracting services to DRC. More recently, a lawsuit was filed in late December 2015 relating to DRC which alleges that certain parties entered into an oral agreement to transfer a 10% equity interest in DRC's parent company to the plaintiff. The sale also provides that the third-party purchaser will indemnify us (and related parties) from any liability in connection with the Cahaba lawsuit, including litigation expenses.

In addition, we estimate that our net asset value at December 31, 2015 declined by approximately 2.5% to 4% primarily due to unrealized depreciation on our investment in DRC (which recorded unrealized depreciation will be reversed in the first quarter of 2016 given the loss was realized in connection with the above-described sale transaction), partially offset by unrealized appreciation on certain other portfolio investments, including $507,207 of unrealized appreciation on our investment in A2Z Wireless and $533,000 of unrealized appreciation on our investment in Health Fusion (in connection with the transactions described above). Moreover, based on current information, our management believes that we will realize gains on our investment portfolio over the course of the year that may fully offset the loss associated with our investment in DRC. This preliminary estimate of our net asset value at December 31, 2015 is based on our management's preliminary determinations and current expectations, and such information is inherently uncertain. We advise you that our actual net asset value at December 31, 2015 may differ from this estimate as a result of the completion of our customary year-end closing and review procedures and third party audit, including the determination of the fair value of our portfolio investments by our Board of Directors.

A registration statement relating to these securities was declared effective by the SEC on December 21, 2015. The information in the preliminary prospectus supplement and in this document, is not complete and may be changed. This is not an offer to sell the securities described herein and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted. An offering may be made only by means of a prospectus and a related prospectus supplement, a copies of which may be obtained from Incapital LLC, Attention: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, Illinois 60606, telephone: (312) 379-3700, or e-mail: prospectus_requests@incapital.com.

This document relates only to the securities described in the preliminary prospectus supplement dated January 25, 2016, which has been filed with the SEC and should be read together with the accompanying prospectus, including among other things the sections entitled "Supplementary Risk Factors" beginning on page S-22 of the preliminary prospectus supplement and "Risk Factors" beginning on page 22 of the accompanying prospectus. This document and the preliminary prospectus contain important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at 200 Park Avenue, 7th Floor, New York, NY 10166 or by telephone at (212) 922-8240. The SEC maintains a website at www.sec.gov where such information is available without charge upon written or oral request. Our internet website address is www.alcentracapital.com. Information contained on our website is not incorporated by reference into the preliminary prospectus or this document and you should not consider information contained on our website to be part of the preliminary prospectus or this document.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. Obligations of Alcentra Capital Corporation and any subsidiary of Alcentra Capital Corporation are not guaranteed by the full faith and credit of the United States of America. Neither Alcentra Capital Corporation nor any subsidiary of Alcentra Capital Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

InterNotes® is a registered trademark of Incapital Holdings LLC.